Nixon Peabody llp

100 Summer Street

Boston, Massachusetts 02110-2131

(617) 345-1000

William E. Kelly

Direct Dial: (617) 345-1195 / Direct Fax: (866) 743-4899

E-Mail: wkelly@nixonpeabody.com

February 15, 2013

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Jay Ingram, Legal Branch Chief

Re:	ThermoEnergy Corporation

Preliminary Proxy Statement on Schedule 14A

File No. 33-46104-FW

Ladies and Gentlemen:

On behalf of ThermoEnergy Corporation (the “Company”), we are today filing, pursuant to the Securities Exchange Act of 1934, Amendment No. 2 to the above-referenced Preliminary Proxy Statement on Schedule 14A.

We have been advised by the Staff, following its review of Amendment No. 1 to the above-referenced Preliminary Proxy Statement on Schedule 14A, that the Staff had no further comments. Amendment No. 2 makes no changes other than (i) completing blanks to indicate the date of the meeting and the date of mailing, (ii) changing the record date from January 15, 2013 to January 31, 2013 to conform with requirements of the Delaware General Corporation Law and the Company’s by-laws, and (iii) in the disclosure under the heading “Board Determination of Independence” on page 8, identifying affirmatively the directors who have been deemed to be independent rather than identifying those who are not independent.

Accompanying the filing is a letter from the Company acknowledging that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ William E. Kelly

William E. Kelly

Mr. Gregory Landegger